

September 24, 2013

<u>Via E-mail</u>
Debra A. Hess
Chief Financial Officer
Northstar Realty Finance Corp
399 Park Avenue, 18th Floor
New York, New York 10022

Re: **Northstar Realty Finance Corp**
Form 10-K for the year ended December 31, 2012
Filed on February 19, 2013
File No. 001-32330

Dear Ms. Hess:

We have reviewed your response letter dated August 23, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Real Estate Securities, page 142

1) We note your response to our prior comment four. Please cite the accounting literature management relied upon to conclude that changes to expected cash flows that result in a change in yield should be applied retrospectively for high-credit quality securities.

Borrowings

Northstar CMBS Financing Transaction, page 178

2) We have reviewed your response to comment 11. Often these types of structures would be assessed under the variable interest model, as such provide a discussion of the unique characteristics present in your structures that put them in the voting interest model. In addition, please further supplement your analysis to provide specific facts and circumstances

surrounding each of the bullet points provided in your response. For example, please discuss the characteristics and rights of the interests in the structures, provide information regarding subordination, the distribution of cash flows and how the special servicers are appointed, etc.

3) With regards to your analysis under the voting interest model, please explain how you determined there was shared power between the two general partners to support that neither party should consolidate these entities. To the extent there are disagreements between the two parties, explain the tie-breaker and clarify how the general partners reach a resolution.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Investments and Advances to Unconsolidated Ventures, page 40

4) In response to comment 14, you indicated that you had one significant unconsolidated joint venture as of June 30, 2013. Please tell us the level of significance for this venture. In addition, the election to use the fair value option does not preclude you from the disclosure provisions in Regulation S-X for significant unconsolidated ventures to the extent that these disclosures would have been applicable had the investment been accounted for under equity method. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Available for Distribution, page 95

5) We have reviewed your response to comment 15 and continue to question your basis for characterizing cash available for distribution as a measure of performance for which you can provide per share information. Given your use of net cash provided by operating activities as the most comparable GAAP measure, the nature and purpose of the adjustments presented, and your use of this measure in determining the payment of dividends, the calculation of cash available for distribution appears to be a supplemental metric used to assess your liquidity. To the extent you continue to believe that CAD is a performance measure, it should be reconciled to net income and clarifying disclosure should be made of how management and users can assess your operating performance based on the adjustments presented. We may have further comment.

6) In your response to comment 16 you indicate the adjustments are from evaluating changes in accrued expenses. Please provide a reconciliation demonstrating for us how these amounts were derived from the financial statements presented.

7) We have reviewed your response to comment 17 and note the realization of your discount is not recorded in your financial statements due to the elimination of these amounts in consolidation. As noted in our previous comment, amounts that are not derived from the financial statements cannot be reconciled under Item 10(e) of Regulation S-K. Please revise in future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3413 if you have questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant